

October 16, 2024

Michael Porcelain
Stockholder
TheFutureComtech.com
11147 Glen Orchard Ln
Boynton Beach, Florida 33473

>   **Re: TheFutureComtech.com**
>   **Comtech Telecommunications Corp.**
>   **Soliciting Material filed pursuant to Exchange Act Rule 14a-12**
>   **Filed September 23, 2024 by Michael Porcelain, Fred Kornberg, et. al**
>   **File No. 000-07928**

Dear Michael Porcelain:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Soliciting Material filed pursuant to Exchange Act Rule 14a-12
General

1.   Your letter to stockholders includes the statement that "[b]ased on our well-informed analysis, if a bona fide sale process were conducted, we believe that Comtech's 911 Public Safety business, which is significantly larger than Rave's, could achieve a sale price well in excess of $553.0 million." Valuation claims included in proxy materials "[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Refer to Exchange Act Release No. 16833 (May 23, 1980). Please provide us with the basis for such estimate, including any assumptions, qualifications or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for and limitations on such estimate in accordance with the cited interpretive release, or advise.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Michael R. Neidell